Exhibit 99.1

GENERAL ORDINARY SHAREHOLDERS’ MEETING

The undersigned, as Secretary of Betterware de México S.A.B. de C.V. (the “Company”), pursuant to Clause Thirtieth of the Company’s bylaws, and in accordance with article 183 (one hundred and eighty-three), 186 (one hundred and eighty-six), 187 (one hundred and eighty-seven) and other relevant provisions of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), hereby summons the shareholders of the Company, in first call, to a General Ordinary Shareholders’ Meeting of the Company, which will take place on May 12, 2021 at 9:00 a.m., on the Company’s offices located at Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, Mexico (the “Meeting”), to address the items contained in the following:

Agenda

1.	Presentation, discussion, and in its case, ratification of the Company’s external auditor report, for the fiscal year from January 1, 2020 to December 31, 2020.

2.	Discussion, and in its case, approval of a dividend payment against profits generated during 2020.

3.	Appointment of special delegates to formalize the resolutions adopted in the Meeting.

The shareholders of the Company, in order to have the right to attend the Meeting, shall obtain an admission pass, that will be issued and delivered by the Secretary of the Board of Directors of the Company in the address indicated herein, until and including, the fourth business day prior to the Meeting, in accordance with the following terms:

a.

The shareholders must be duly recorded, either in the Stock Registry Book of the Company, or provide other proof of ownership of Company shares or the corresponding certificates in accordance with articles 290 and 293 of the Securities Market Law (Ley del Mercado de Valores) the Company’s by-laws, through the depositary certificates issued by a deposit institution in which the shares owned by the shareholders are deposited. The Shareholder Registry will be closed three working days prior to the date set for the Meeting and inclusive of the date of the Meeting.

b.

The shareholders holding physical certificates will be required to deposit the share certificates mentioned in item (a) above, at the Company’s offices. If shares are held through a deposit institution, national or foreign, shareholders will be required to deliver to Secretary of the Board of Directors of the Company the receipts of deposit issued by the institution that holds the securities on behalf of such shareholder.

c.

Shareholders may attend the Meeting personally or through duly authorized representative(s), appointed in terms of a form of power of attorney granted pursuant to subsection III of Article 49 of the Securities Market Law, or any other form of representation in accordance with applicable Law. A form for such purposes is attached. Shareholders will also have to provide proof of ownership mentioned in item (b) above. Both documents should be sent by electronic mail to the following address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com.

d.	Beneficial owners whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee are reminded that such financial to obtain an admission pass, they shall present a list issued by such intermediary containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting, duly executed by the corresponding officer in charge of issuing such list.

The shares deposited at the Company by the shareholders before the Secretary of the Board of Directors of the Company, for the purposes of attending the Meeting shall be returned when the Meeting has ended.

The forms of power of attorney, admission passes and supporting documentation that will be used as basis to address the items listed in the Agenda, will be available to the shareholders at the offices of the Secretary of the Company as of this date during business days between: 9:00 and 14:00 hours and from 16:00 to 18:00 hours; as well as electronically upon written request sent to the following address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com

Appropriate measures to maintain the prevention protocols considering the sanitary contingency will be adopted and the space where the Meeting will be held will be ample enough for attendees to maintain proper distance.

If any legal provision is enacted that may result in changes to this summon, it will be communicated in due course.

April 26, 2021

[SIGNATURE]

_____________________________

Reynaldo Vizcarra Méndez

Secretary of the Company

WE REQUEST TO ALL FINANCIAL INTERMEDIARIES, THEIR SPECIAL COLLABORATION AND SUPPORT IN ORDER TO ACHIEVE AS SOON AS POSSIBLE AND IN THE LARGEST POSSIBLE NUMBER, THE RECEPTION OF REQUESTS FOR THE ISSUANCE OF THE ADMISSION PASSES, IN TERMS OF THE PROCEDURE PREVIOUSLY OUTLINED, THE FOREGOING IN ORDER TO BE ABLE TO CARRY OUT THE SHAREHOLDERS’ MEETING SUCCESSFULLY AND ALLOW THE SHAREHOLDERS TO EXERCISE THEIR CORPORATE RIGHTS AT THE MEETING.

ATTACHED YOU WILL FIND A FORM POWER OF ATTORNEY THAT CAN BE USED BY SHAREHOLDER TO BE REPRESENTED AT THE MEETING. AN ORIGINAL FORM SHOULD BE FILLED IN AND EXECUTED BOTH IN SPANISH AND ENGLISH LANGUAGES, ACCOMPANIED BY THE DOCUMENTS EVIDENCING THE OWNERSHIP OF SHARES AS DESCRIBED ABOVE SHOULD BE SENT TO THE FOLLOWING ELECTRONIC MAIL ADDRESS REYNALDO.VIZCARRA-MENDEZ@BAKERMCKENZIE.COM AND SUBMITTED PURSUANT TO THE TERMS OF THE MEETING CALL ALSO DESCRIBED ABOVE.”